PINE VALLEY MINING CORPORATION CLOSES
$8,400,000 MILLION UNDERWRITTEN EQUITY FINANCING
AND $13,125,000 SECONDARY OFFERING

VANCOUVER, BRITISH COLUMBIA, March 22, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has closed its previously announced underwritten equity financing. Pine Valley sold a total of 1.5 million units for gross proceeds of $8,400,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.25 for a period of 18 months. Neither the common shares and warrants, nor the warrant shares, may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before July 23, 2005 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Canaccord Capital Corporation and Salman Partners Inc. In connection with the offering, the Company paid a 4% commission.

The proceeds of this financing will be used for the development and operations of the Willow Creek Coal Mine and for general corporate purposes.

Simultaneous with the offering, Mark T. Smith and the R Templeton Smith Foundation sold 2,250,000 and 250,000 common shares, respectively, at a price of $5.25 per share under a secondary offering for gross proceeds of $13,125,000.

The TSX Venture Exchange has conditionally approved the offering subject to the filing of final documents.

This press release is not an offer of the securities for sale in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###
Pine Valley Mining Corporation web site: www.pinevalleycoal.com

Contacts:
Graham Mackenzie President & CEO (604) 682-4678 Vancouver, British Columbia, Canada gmackenzie@pinevalleycoal.com	Mark Fields Executive Vice President (604) 682-4678 Vancouver, British Columbia, Canada mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.